AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

SEN-JAM PHARMACEUTICAL LLC,

a Delaware Limited Liability Company

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

TABLE OF CONTENTS

Page

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

SEN-JAM PHARMACEUTICAL LLC

This Amended and Restated Limited Liability Company Agreement (this "Agreement") of Sen-Jam Pharmaceutical LLC, a Delaware limited liability company (the "Company"), executed as of [November 9], 2018, by and among the parties set forth on Exhibit A hereto and those Persons who become members of the Company in the future (such persons may be referred to collectively herein as the "Members," or individually as the "Member"), as the same may be amended from time to time.

WHEREAS, a Certificate of Formation of Limited Liability Company ("Certificate of Formation") has been filed with the Secretary of State of the State of Delaware on August 21, 2017, to organize the Company as a limited liability company under and pursuant to the Delaware Limited Liability Company Act (the "Act"), Del. Code Ann. tit. 6, §§ 18-101 to 18-1109;

WHEREAS, the initial members entered into a Limited Liability Company Agreement of the Company, dated as of January 31, 2018 (the "Prior Agreement");

WHEREAS, as of the date of this Prior Agreement, the initial Members of the Company transferred to the Company the ownership of certain intellectual property (the "Intellectual Property") in exchange for Class A Units;

WHEREAS, prior to the assignment of the Intellectual Property to the Company, the Company obtained from Scaler Group, Inc. ("Scaler"), a business valuation firm, an IP Valuation Report that estimated the value of the Intellectual Property as of November 7, 2017, to be $570,000; and

WHEREAS, as of the date hereof, pursuant to the StartUp Health Participation Agreements (as defined in Section 8.9 of this Agreement) by and among StartUp Health, LLC ("StartUp Health"), a Delaware limited liability corporation, StartUp Health Transformer Fund II, L.P., a Delaware limited partnership ("StarUp Health Fund II") and the Company, the Company has issued Class A Units representing a four percent (4%) membership interest to StartUp Health Fund II;

WHEREAS, as a result of the foregoing, StartUp Health is being admitted as a Member of the Company as of the date hereof with a four percent (4%) membership interest; and

WHEREAS, in accordance with the terms of the StartUp Health Participation Agreements, the Manager has amended and restated in its entirety the Prior Agreement as of the date hereof, pursuant to Section 8.10 of the Prior Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound, hereby agree as follows:

ARTICLE 1
FORMATION AND BUSINESS OF THE COMPANY

1.1 Formation. The Company has been organized as a Delaware limited liability company under and pursuant to the Act by filing the Certificate of Formation with the Office of the Secretary of State of the State of Delaware as required by the Act. In the event of a conflict between the terms of this Agreement and the Certificate of Formation, the terms of the Certificate of Formation shall control. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

1.2 Principal Office. The location of the principal place of business of the Company shall be located at such location as shall be selected from time to time by the Manager.

1.3 Registered Agent. The registered agent of the Company shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Act.

1.4 Addresses of the Members. The respective addresses of the Members are set forth in Exhibit A as amended from time to time, attached hereto and made a part hereof.

1.5 Name. The name of the Company shall be "Sen-Jam Pharmaceutical LLC." The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Manager deems appropriate or advisable. The Company shall file any fictitious name certificates, similar filings, and any amendments thereto that the Manager consider appropriate or advisable.

1.6 Purpose. The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act. The Company may engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized pursuant to the Act.

1.7 Taxation as a Partnership. The Members intend that the Company shall be treated as a partnership for United States federal, state and local income tax purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such tax treatment and the Company and the Members shall not take any action inconsistent with such tax treatment.

1.8 No State-Law Partnership. No provision of this Agreement shall be deemed or construed to constitute the Company a partnership (including, without limitation, a limited

partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than United States federal, state and local income tax purposes.

1.9 No Personal Liability. No Member shall have any personal liability for the debts or obligations of the Company except as required by Delaware law.

ARTICLE 2
TERM

2.1 Formation. The Company was formed upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware on August 21, 2017.

2.2 Dissolution. The Company shall continue until dissolved and liquidated upon the occurrence of the earliest of the following events:

(a) the election to dissolve the Company made by the Manager; or

(b) the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Act, which decree is final and not subject to appeal.

The death, retirement, resignation, expulsion, incapacity, bankruptcy or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company, and the Company shall continue in existence subject to the terms and conditions of this Agreement.

2.3 Incorporation.

(a) Upon approval of the Manager and a Majority Interest, the Manager shall have the power to cause the Company to be reorganized as a corporation (such corporation being hereinafter referred to as "NewCo") under the General Corporation Law of the State of Delaware by incorporation, merger, conversion, contribution or other permissible manner (a "Conversion"), and the Members shall cooperate in good faith to effectuate such Conversion. The Company will use its good faith commercially reasonable efforts to structure the Conversion as a transaction intended to qualify for tax-free treatment under the Code for the Members (hereinafter the "Section 351 Transaction") intended to qualify under Section 351 of the Code, although none of the Manager, the Members or the Company makes any representation as to the tax consequences of the Section 351 Transaction. In the event the requisite approval has been received, the Company shall pay any and all organizational, legal and accounting expenses and filing fees incurred in connection with the Section 351 Transaction.

(b) In the event the requisite approval has been received as required by Section 2.3(a), NewCo shall issue shares of its capital stock in the Section 351 Transaction to the Members as determined by the Manager in his discretion as necessary to reflect the interests of the Members as if the Company had sold its assets as of the date of the Section 351 Transaction.

ARTICLE 3
MEMBERS, CAPITAL MATTERS

3.1 Interests in the Company. Equity ownership in the Company shall be represented by and denominated as membership units (the "Units") to reflect the relative ownership of Membership Interests by the Members, which need not (but may) be certificated. The Units shall be designated as "Class A Units" and "Incentive Units," each with the rights and obligations as set forth herein.

3.2 Members. Each of the Persons to be admitted as a Member must enter into this Agreement by either executing and delivering to the Company the signature page to this Agreement or the Joinder Signature Page in the form attached hereto as Exhibit B. Each member shall be set forth on Exhibit A, as amended from time to time, along with the number and types of Units they possess. Exhibit A may be amended from time to time by the Manager to reflect changes and adjustments as applicable resulting from (i) any cancellation of units due to a failure of such units to vest; and (ii) any Transfer of a Unit in accordance with this Agreement; provided, that a failure to reflect such change or adjustment on Exhibit A shall not prevent any otherwise valid change or adjustment from being effective. The Company shall maintain in its books and records an updated schedule of the aggregate Capital Contributions of each Member, the current Capital Accounts of each Member, number of issued and outstanding Units, as well as any changes thereto. Upon updating Exhibit A pursuant to this Section 3.2, the Manager shall promptly deliver a copy of the amended Exhibit A to the Company.

3.3 Capital Contributions. The initial Capital Contributions of the Members to the Company shall be as set forth on Exhibit A.

3.4 Additional Capital Contributions. No Member shall be obligated to make any additional Capital Contributions or advance to the Company.

3.5 Capital Accounts. The Company shall establish a Capital Account for each Member. Such Capital Accounts shall be maintained in accordance with the definition of Capital Account set forth in this Agreement.

3.6 No Interest on or Return of Capital Contribution. No Member shall be entitled to interest on its Capital Contribution or Capital Account. Except as provided herein or by law, no Member shall have any right to demand or receive the return of its Capital Contribution.

3.7 Compensatory Issuance of Incentive Units as Profits Interests.

(a) Upon the terms and subject to the terms and conditions set forth in this Agreement or any separate Incentive Unit grant agreement (a "Grant Agreement"), the Company may issue profits interests of Incentive Units as equity compensation for services provided or to be provided to, or for the benefit of, the Company by employees, officers, consultants, independent contractors or advisors of the Company or its Affiliates. Such Incentive Units are intended to constitute "profits interests", as such term is defined by Rev. Proc. 93-27 and 2001-43 or, to the extent Rev. Proc. 93-27 and 2001-43 are superseded by the proposed regulations referenced in Internal Revenue Service Notice 2005-43, then to the extent such regulations are applicable, if at

all, to such Incentive Units, and are issued with the intention, but without assurance or guarantee, that under current interpretations of the Code the recipient will not realize income upon the issuance of the Incentive Units, and that neither the Company nor any Member is entitled to any deduction either immediately or through depreciation or amortization as a result of the issuance of such Incentive Units. Any Person holding Incentive Units issued pursuant to this Section 3.7 shall make a timely Code Section 83(b) election in accordance with Treasury Regulation 1.83-2 and the terms of the underlying Grant Agreement with respect to each such Incentive Units. Issuances of Incentive Units pursuant to this Section 3.7 are intended to be nontaxable to their recipients to the fullest extent permitted by law, although none of the Manager, the Members or the Company makes any representation as to the tax consequences of the issuance of Incentive Units pursuant to this Section 3.7.

(b) Immediately prior to each issuance of Incentive Units pursuant to this Section 3.7 (each a "P Series" of Incentive Units, to be consecutively designated as "Series P-1," "Series P-2," etc.), the Gross Asset Value of all Company property shall be adjusted to equal their respective gross Fair Market Values (taking Section 7701(g) of the Code into account) as determined by the Manager in his sole discretion.

(c) Each P Series of Incentive Units shall entitle its record owner to share in the appreciation in the Fair Market Value of the Company from the date of issuance of such P Series of Incentive Units with respect to amounts distributable pursuant to Section 5.2 in proportion to the Percentage Interest applicable to such P Series of Incentive Units and not taking into consideration any Fair Market Value of the Company accrued prior to the issuance of such P Series of Incentive Units.

(d) In connection with the issuance of each P Series of Incentive Units pursuant to this Section 3.7 using the Fair Market Value of the Company determined above in Section 3.7(b), the Manager (or its authorized designee) shall promptly thereafter amend Section 5.2(a) (through attachment of a completed Exhibit C to this Agreement approved by the Manager and executed by the Manager or any authorized designee of the Manager) to provide for a subsection corresponding to each P Series of Incentive Units and establishing a threshold amount with respect to such P Series of Incentive Units based on the then Fair Market Value of the Company (the "Threshold Amount" of such P Series of Incentive Units), which shall serve as the minimum aggregate distribution amount that must be made pursuant to Section 5.2(a) with respect to the Units of the Company issued and outstanding prior to the issuance of such P Series of Incentive Units before such P Series of Incentive Units shall share in distributions made pursuant Section 5.2(a). The Manager may adjust the Threshold Amount as appropriate to reflect the consideration, if any, paid in connection with any issuance of any Units, including any P Series of Incentive Units. The determination of the Manager of the Threshold Amount shall be final, conclusive and binding on all Members. In the event the Manager issues additional P Series of Incentive Units with a Threshold Amount lower than the Threshold Amount associated with a prior issuance of P Series of Incentive Units, the Manager may, in his sole discretion, reduce the Threshold Amount of the P Series of Incentive Units issued at the higher Threshold Amount.

3.8 Termination Events For Incentive Units. The following terms apply to Members who are employed by the Company or its Affiliates who are granted Incentive Units in the event their employment with the Company and its Affiliates terminates for any reason, including, such

Member's death, disability, voluntary termination or employment, or the involuntary termination of employment by the Company or its Affiliates, with or without cause (a "Termination Event").

(a) Termination Events Generally. Upon a Termination Event all of such Member's rights to retain Incentive Units that are subject to vesting on dates following the Termination Event shall cease and be of no further force or effect. Such Member will not be entitled to retain any interest or ownership in any such unvested portion of an Incentive Unit and such unvested portion shall be automatically forfeited.

(b) Termination Events Purchase Right.

(i) Upon a Termination Event affecting a Member, the Company (or its designee) shall have the right (the "Purchase Right") in its sole discretion to purchase all or any part of such Member's vested Incentive Units. In the event the Company elects to exercise its Purchase Right, the Purchase Notice (as defined below) shall be effective to automatically transfer the Incentive Units under the Purchase Right to the Company (or its designee) without action on such Member's part and such Member shall have no further rights with respect to such Incentive Units. Each Member hereby agrees to execute any instrument(s) reasonably requested by the Company (or its designee); provided, however, that the Company and the Members shall be entitled to recognize such transfer without further action on such Member's part. Without limiting the generality of the foregoing, each Member further hereby appoints the Company as its attorney-in-fact to execute on its behalf any instrument(s) necessary to transfer Incentive Units to the Company (or its designee).

(ii) If the Company decides to exercise its Purchase Right, the Company shall give the applicable Member notice of such exercise in accordance with this Agreement (the "Purchase Notice") within ninety (90) days following the Termination Event. Upon such Member's receipt or deemed receipt of such notice, such Member shall have no further rights with respect to Incentive Units subject to the exercise of the Purchase Right except rights to the Purchase Value as and when payable as provided in this Agreement.

(iii) The purchase price for such Member's vested Incentive Units shall equal the Fair Market Value at the time of the Termination Event as reasonably determined by the Manager and set forth in the Purchase Notice ("Purchase Value").

(iv) The Purchase Value under the Purchase Right shall be payable on or before the later of (i) ninety (90) days following the Purchase Notice, and (ii) the date the Purchase Value is finally determined.

3.9 Loans to the Company. Without in any way limiting the authority of the Manager to cause the Company to borrow funds from an unaffiliated third party (instead of, or in addition to, any loan(s) of the type contemplated by this Section 3.9), the Company or any Affiliate of the Company or any Member or Affiliate of a Member may, with the consent of the Manager, lend or advance money to the Company; provided, that such a loan shall be on terms and conditions not less favorable than those available from unaffiliated third parties for similar loans. If a Member, with the consent of the Manager, shall make any loan or loans to the Company or advance money on its behalf, the amount of such loan or advance shall not be treated as a Capital Contribution to

the Company and shall not increase such Member's Capital Account but shall instead be treated as a debt due from the Company to a creditor as to all parties and as for all purposes to the fullest extent permitted by law. Any such loan shall be a debt of the Company to such Member and shall be payable or collectible only out of the Company property in accordance with the terms and conditions upon which such loan was made and shall bear interest at a rate at least equal to the applicable federal rate as defined in Section 1274(d) of the Code unless such requirement is waived by the Manager. Any such loan shall be subject to the highest priority permitted by law as to the creditors of the Company.

ARTICLE 4
MANAGEMENT OF THE COMPANY

4.1 The Manager; Delegation of Authority and Duties.

(a) Members and Manager. Except as otherwise required by the Act, the business and affairs of the Company shall be managed by or under the direction of the Manager. The initial Manager shall be James Iversen. Except as otherwise expressly provided for in this Agreement, the Members hereby consent to the exercise by the Manager of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Members is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Members (including a merger, consolidation, sale of all or substantially all assets or other similar transaction), the Members agree that they shall be deemed to have consented to or approved such act or voted on such matter in accordance with the determination of the Manager on such act or matter. No Member, in his or its capacity as a Member, shall have any power to act for, sign for or do any act that would bind the Company. The Manager shall devote such time and effort to the affairs of the Company as it may deem appropriate for the oversight of the management and affairs of the Company. Without limiting the generality of the foregoing, all matters concerning (i) the categorization, allocation and distribution of income, losses, profits (including Net Available Cash) and the return of capital among the Members, including the taxes thereon, and (ii) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager in his sole discretion, whose determination shall be final and conclusive as to all the Members and holders of interests in the Company.

(b) Delegation by Manager. The Manager shall have the power and authority to delegate to one or more other Persons the Manager's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of a Member or the Company, and to delegate by a written agreement with, or otherwise to, other Persons. The Manager may authorize any Person (including, without limitation, any Member) to enter into and perform under any document on behalf of the Company.

(c) Resignation; Assignment. The Manager may resign by delivering his written resignation to the Company. Such resignation shall be effective immediately upon receipt of such resignation by the Company unless some later time is specified in such resignation. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it

effective. The Manager may assign his rights and obligations under this Agreement at his discretion to any other Member.

(d) Removal. The Manager may only with the approval of the Majority Interest.

(e) Vacancy. If the position of Manager should for any reason become vacant, a replacement Manager shall be appointed by a Majority Interest.

(f) Manager. Subject to the provisions of this Agreement, the Company, and the Manager on behalf of the Company, may enter into and perform any and all documents, agreements and instruments contemplated or permitted hereby, all without any further act, vote or approval of any Member.

4.2 Standard of Conduct; Other Activities of Members.

(a) The Members acknowledge that the Manager is not required to perform the obligations contained in this Agreement as his sole and exclusive functions and that he may engage in other business and investment activities and shall not be accountable to the Members with respect to those separate business activities.

(b) Notwithstanding that it may constitute a conflict of interest, the Members or their Affiliates may engage in any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service or the establishment of any salary, other compensation or other terms of employment) with the Company so long as such transaction is approved by the Manager.

4.3 Reliance by Third Parties. Persons dealing with the Company are entitled to rely conclusively upon the power and authority of an authorized person as hereinabove set forth.

4.4 Reimbursement of Expenses. Each Member shall bear its own expenses incurred in connection with due diligence, negotiation and entry into this Agreement; provided, that the fees and expenses incurred in connection with the formation of the Company and the entry into this Agreement shall be borne by the Company. The Company shall pay or reimburse the Manager or his Affiliates for all documented reasonable out-of-pocket costs, fees and expenses incurred in good faith by the Manager on behalf of the Company in connection with his management of the Company and the Company's operation. The Members hereby agree that no adjustments to Capital Accounts shall be made in connection with any reimbursement to the Manager pursuant to this Section 4.4.

4.5 Fiscal Year. The fiscal year of the Company shall be any permissible annual period selected by the Manager (the "Fiscal Year").

4.6 Accounting and Tax Information.

(a) Tax Elections and Choices. All tax elections and other tax-related decisions of the Company shall be determined by the Manager.

(b) Books of Account. At all times during the continuance of the Company, the Company shall maintain or cause to be maintained books and records of account in accordance with the Company's method of accounting, consistently applied, using the Fiscal Year.

(c) Member Tax Information. Within 120 days after the end of each taxable year of the Company (subject to receipt by the Company of information required for such delivery), to the extent required by law the Company shall deliver to each Person who was a Member at any time during such taxable year a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's federal, state and local income tax returns, including a statement showing such Member's share of income, gain or loss, expense and credits for such taxable year for federal income tax purposes.

4.7 Non-Voting Membership Interests. Except as otherwise set forth herein, the Membership Interests represented by the Units in the Company shall be non-voting and Members shall not have a vote on any matters.

ARTICLE 5
ALLOCATIONS, DISTRIBUTIONS AND OTHER TAX AND ACCOUNTING MATTERS

5.1 Allocation of Net Income and Net Losses - General. Subject to Section 5.4 and except as otherwise expressly provided herein, all Net Income and Net Losses shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation and after making any allocations pursuant to Section 5.4, is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member pursuant to Section 5.2(a) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their respective Gross Asset Values, all Company liabilities were satisfied (limited, with respect to each nonrecourse liability, to the Gross Asset Value of the assets securing such liability), all Company Minimum Gain chargebacks and chargebacks of Minimum Gain Attributable to Member Nonrecourse Debt required by this Agreement were made, all obligations of Members to contribute additional capital to the Company were satisfied, and the net assets of the Company were distributed in accordance with Section 5.2(a) to the Members immediately after making such allocation.

Notwithstanding the foregoing, Net Losses allocated pursuant to Section 5.1 hereof shall not exceed the maximum amount of Net Losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Allocation Period. In the event that some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Net Losses pursuant to Section 5.1 hereof, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis and Net Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Members' Capital Accounts so as to allocate the maximum permissible Net Losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations. Notwithstanding anything to the contrary in this Agreement, the Manager may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement, taking into account such facts and circumstances it deems reasonably necessary for this purpose.

5.2 Distributions.

(a) Net Available Cash. Subject to Sections 5.2(b) and 5.3 and except as otherwise expressly provided herein, the Manager shall determine the timing and amount of all distributions made to the Members. Each distribution of Net Available Cash shall be made to the Members in proportion to their respective Percentage Interests, subject to Section 3.7(d) with respect to the Incentive Units.

(b) Distributions to Pay Taxes. To the extent that Net Available Cash is available for distribution and the Manager so determines, the Company shall distribute to each Member in cash, within thirty (30) days of the incurrence of any tax liability by each Member as a result of such Member's ownership of Units (to the extent not otherwise distributed pursuant to Section 5.2(a)), an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of such Member's ownership of its Units calculated (i) as if such Member's income were taxable at the maximum marginal income tax rates provided for with respect to natural persons (or, if higher, with respect to taxable corporations) under the federal, state and local income tax laws applicable to the Member with the highest such tax rate, as determined by the Manager in his sole discretion, (ii) as if allocations from the Company pursuant to Section 5.5 hereunder were, for such year, the sole source of income and loss for such Member, and (iii) by taking into account the carryover of items of loss, deduction and expense previously allocated by the Company to such Member (such distributions, "Tax Distributions"). Any Tax Distributions will be deemed to be an advance distribution of amounts otherwise distributable to the Members pursuant to Section 5.2(a) and will reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to Section 5.2(a).

(c) Unvested Units. Except as provided in Section 5.2(b) or as explicitly otherwise provided in any Grant Agreement, no distributions shall be made under this Section 5.2 in respect of any unvested Units. At the time of any such distribution hereunder, the amount that otherwise would have been distributed in respect of unvested Units (if they had been vested) shall instead be contributed to an escrow account for the benefit of the holders thereof and, to the extent such Units have become vested in the future, shall be distributed to the Member holding such vested Units concurrently with the next distribution to the Members hereunder; provided, however, that to the extent Units are forfeited without fully vesting, the amounts distributable with respect to such unvested Units pursuant to this Section 5.2(c) shall instead be returned to the Company and distributed to the other Members pro rata, in proportion to the number of Units held by each.

5.3 Withholding. All amounts withheld or required to be withheld pursuant to the Code or any provision of any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or any Member and treated by the Code (whether or not withheld pursuant to the Code) or any such tax law as amounts payable by or in respect of any Member or any Person owning an interest, directly or indirectly, in such Member shall be treated as amounts distributed to the Member with respect to which such amount was withheld pursuant to this Section 5.3 for purpose of Section 5.2(b). The Manager is authorized to cause the Company to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law and to allocate any and all such amounts to the Member with respect to which such amount was withheld.

5.4 Special Allocations.

Notwithstanding any provision of Section 5.1 hereof, the following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article 5, if there is a net decrease in Company Minimum Gain for any Allocation Period (except as a result of conversion or refinancing of Company indebtedness, certain capital contributions or revaluation of the Company property as further outlined in Section 1.704-2(f) of the Regulations), each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent Allocation Periods) in an amount equal to that Member's share of the net decrease in Company Minimum Gain as determined under Section 1.704-2(g) of the Regulations. Allocations pursuant to this Section 5.4(a) shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 5.4(a) is intended to comply with the minimum gain chargeback requirement in said section of the Regulations and shall be interpreted consistently therewith.

(b) Minimum Gain Chargeback Attributable to Member Nonrecourse Debt. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article 5, if there is a net decrease in Minimum Gain Attributable to Member Nonrecourse Debt during any Allocation Period (other than due to the conversion, refinancing or other change in the debt instrument causing it to become partially or wholly nonrecourse, certain capital contributions, or certain revaluations of Company property as further outlined in Section 1.704-2(i)(4) of the Regulations), each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent Allocation Periods) in an amount equal to the Member's share of the net decrease in the Minimum Gain Attributable to Member Nonrecourse Debt as determined under Section 1.704-2(i) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and (j)(2) of the Regulations. This Section 5.4(b) is intended to comply with the minimum gain chargeback requirement with respect to Member Nonrecourse Debt contained in said section of the Regulations and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Section 1.704-1(b) (2)(ii)(d)(4), (5) or (6) of the Regulations, and such Member has an Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 5.4(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 5 have been tentatively made as if this Section 5.4(c) were not in the Agreement. This Section 5.4(c) is intended to constitute a "qualified income offset" under Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(d) Gross Income Allocation. In the event any Member has an Adjusted Capital Account Deficit at the end of any Allocation Period which is in excess of the sum of (x) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (y) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, then each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.4(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this Article 5 have been made as if Section 5.4(c) hereof and this Section 5.4(d) were not in the Agreement.

(e) Nonrecourse Deductions and Liabilities. Nonrecourse Deductions for any Allocation Period shall be allocated to the Members in accordance with their respective Percentage Interests. For purposes of Section 1.752-3(a)(3) of the Regulations, "excess nonrecourse liabilities" shall be allocated among the Members in proportion to their respective Percentage Interests. Allocations made pursuant to this Section 5.4(e) are subject to alteration or limitation in the discretion of the Manager to account for the profits interest issuances of Incentive Units.

(f) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Allocation Period shall be specially allocated to the Member that bears the economic risk of loss with respect to the Member Nonrecourse Debt in respect of which such Member Nonrecourse Deductions are attributable (as determined under Sections 1.704-2(b)(4) and (i)(1) of the Regulations).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to which such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(h) Allocations in the Event of Forfeiture. In the event that any Member is issued Units for services and such Units are forfeited, then for the Allocation Period in which such forfeiture occurs:

(i) Except as provided in this Section 5.4(h), with respect to such forfeited Units, such Member's allocable portion of all items of Company income, gain, loss or deduction for the Allocation Period in which the forfeiture occurs shall be zero; and

(ii) the Company shall make such allocations with respect to the forfeiture of such Units as are required under the Treasury Regulations then in force.

5.5 Tax Allocations – Code Section 704(c). For each Allocation Period, items of taxable income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in the same manner as their corresponding book items were allocated pursuant to Sections 5.1, 5.4, and 5.7 for such Allocation Period, as modified by the following principles set forth in this Section 5.5. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value) using the Code Section 704(c) allocation method selected by the Manager. In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Allocations pursuant to this Section 5.5 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Capital Account of a Member or share of Net Income, Net Losses, other items or distributions pursuant to any provision of this Agreement.

5.6 Other Allocation Rules.

(a) Tax credits and other items shall be allocated in accordance with the Members' respective Percentage Interests to the extent permitted under Section 1.704-1(b)(4)(ii) of the Regulations or other applicable provision of the Code and Regulations and otherwise in accordance with such provisions.

(b) For purposes of determining the Net Income, Net Losses or any other items allocable to any period, Net Income, Net Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Regulations thereunder.

5.7 Compliance with Code. It is the intent of the Members that allocations (including allocations on liquidation) of income, gain and loss (or items thereof) of the Company shall be made in a manner which complies with the provisions of Section 704(b) of the Code and the Regulations thereunder and which reflects the Members' interests in the Company as determined under Regulations Section 1.704-1(b)(3). In furtherance of the foregoing, the Manager is authorized and directed to allocate income, gain, loss or deduction in a manner which is inconsistent with this Article 5 to the extent necessary to comply with Section 704(b) of the Code and the Regulations thereunder.

5.8 Tax Matters Representative.

(a) The Manager shall serve as the "tax matters partner" within the meaning of Section 6231(a)(7) of the Code prior to its amendment by the Revised Partnership Audit Procedures and as the "partnership representative" of the Company for any tax period subject to the provisions of Section 6223 of the Code, as amended by the Revised Partnership Audit Procedures (in each such capacity, the "Tax Matters Representative"), and in such capacity shall

represent the Company in any disputes, controversies or proceedings with the Internal Revenue Service or with any state, local, or non-U.S. taxing authority and is hereby authorized to take any and all actions that it is permitted to take by applicable law when acting in that capacity. The Members acknowledge and agree that it is the intention of the Members to minimize any obligations of the Company to pay taxes and interest in connection with any audit of the Company, including, if the Tax Matters Representative so determines, by means of elections under Section 6226 of the Code and/or the Members filing amended returns under Section 6225(c)(2) of the Code, in each case as amended by the Revised Partnership Audit Procedures. The Members agree to cooperate in good faith, including without limitation by timely providing information requested by the Tax Matters Representative and making elections and filing amended returns requested by the Tax Matters Representative, and by paying any applicable taxes, interest and penalties, to give effect to the preceding sentence. The Company shall make any payments it may be required to make under the Revised Partnership Audit Procedures and, in the Tax Matters Representative's discretion, allocate any such payment among the current or former Members of the Company for the "reviewed year" to which the payment relates in a manner that reflects the current or former Members' respective interests in the Company for that year and any other factors taken into account in determining the amount of the payment. To the extent payments are made by the Company on behalf of or with respect to a current Member in accordance with this Section 5.8(a), such amounts shall, at the election of the Tax Matters Representative, (i) be applied to and reduce the next distribution(s) otherwise payable to such Member under this Agreement or (ii) be paid by the Member to the Company within thirty (30) days of written notice from the Tax Matters Representative requesting the payment. In addition, if any such payment is made on behalf of or with respect to a former Member, that Member shall pay over to the Company an amount equal to the amount of such payment made on behalf of or with respect to it within thirty (30) days of written notice from the Tax Matters Representative requesting the payment. Any cost or expense incurred by the Tax Matters Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, will be paid by the Company. The provisions contained in this Section 5.8(a) shall survive the dissolution of the Company and the withdrawal of any Member or the transfer of any Member's interest in the Company and shall apply to any current or former Member.

(b) The Company shall indemnify and hold harmless the Tax Matters Representative from and against any loss, liability, damage, cost or expense (including reasonable attorneys' fees) sustained or incurred as a result of any act or decision concerning Company tax matters and within the scope of the Tax Matters Representative's responsibilities as the Tax Matters Representative. The Tax Matters Representative shall be entitled to rely on the advice of legal counsel as to the nature and scope of its responsibilities and authority as the Tax Matters Representative, and any act or omission of the Tax Matters Representative pursuant to such advice shall in no event subject the Tax Matters Representative to liability to the Company or any Member.

5.9 Liquidation Value Safe Harbor Election. In the event that the provisions of proposed Section 1.83-3(e) of the Regulations become effective, or any similar provisions become law, then the Manager is hereby authorized on behalf of the Company (a) to elect the safe harbor under which the Fair Market Value of any interest in the Company (or any part thereof) that is transferred in connection with the performance of services is treated as being equal to the liquidation value of that interest (the "Safe Harbor") and (b) to prepare, execute and file all

documents in connection with such election and the reporting thereof, including without limitation all documents referred to in Section 3.03 of the contemplated Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "Safe Harbor Revenue Procedure"). In the event that the provisions of proposed Section 1.83-3(e) of the Regulations become effective, or any similar provisions become law, each Member hereby agrees to comply with all the requirements of the Safe Harbor set forth in the Regulations, the Safe Harbor Revenue Procedure and any other guidance issued by the Internal Revenue Service. In the event that the provisions of proposed Section 1.83-3(e) of the Regulations become effective, or any similar provisions become law, each Member hereby agrees to file all federal income tax returns consistently with the requirements for the Safe Harbor set forth in the Regulations, the Safe Harbor Revenue Procedure and any other guidance issued by the Internal Revenue Service. Each Member hereby agrees that any transferee of an interest in the Company (or any part thereof) of such Member shall be bound to comply with all the requirements of the Safe Harbor and the provisions of this Section 5.9 (if the Regulations containing such Safe Harbor become effective).

ARTICLE 6
DISSOLUTION, LIQUIDATION AND WINDING-UP

6.1 Date of Termination. The Company shall be liquidated and dissolved as soon as possible following the occurrence of any of the events specified in Section 2.2. The establishment of any reserves in accordance with the provisions of Section 6.6 below shall not have the effect of extending the term of the Company, but any such reserve shall be distributed in the manner provided in Section 6.6 upon expiration of the period of such reserve.

6.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 2.2, the Manager shall cause there to be executed on behalf of the Company a Certificate of Dissolution in such form as shall be prescribed by the Delaware Secretary of State and file such certificate as required by the Act.

6.3 Accounting. In the event of the dissolution, liquidation and winding-up of the Company, a proper accounting shall be made of the Capital Account of each Member and of the Net Income or Net Loss of the Company from the date of the last previous accounting to the date of dissolution.

6.4 Winding Up. Upon the occurrence of any event specified in Section 2.2, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its Assets, and satisfying the claims of its creditors. The Manager shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its Assets, shall either cause its Assets to be sold or distributed, and if sold as promptly as is consistent with obtaining the Fair Market Value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 6.6. The costs of liquidation should be borne by the Company.

6.5 Distributions in Kind. Any non-cash asset distributed to one or more Members in liquidation of the Company or of such Member's interest in the Company shall first be valued at its Fair Market Value to determine the Net Income or Net Loss that would have resulted if such asset were sold for such value, such Net Income or Net Loss shall then be allocated pursuant to

Article 5, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the Fair Market Value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The Fair Market Value of such asset shall be determined by the Manager.

6.6 Order of Payment of Liabilities Upon Dissolution. The proceeds from liquidation of the Company, including repayment of any debts of Members to the Company, shall be applied in the following order of priority:

(a) First, to debts of the Company, other than to Members;

(b) Second, to the establishment of any reserves deemed reasonably necessary or appropriate by the Manager or by the Person so designated by the Manager for any contingent or unforeseen liabilities or obligations of the Company; then

(c) Third, to the repayment of any liabilities, loans or debts, of the Company to any of the Members and former Members, other than Capital Accounts; then

(d) Thereafter, to the Members in accordance with Section 5.2(a).

For the avoidance of doubt, allocations of Net Income and Net Losses, or items thereof (including items of gross income and deductions) shall continue to be made in accordance with Article 5 hereof during the period in which the Company is wound up and liquidated.

6.7 Limitations on Payments Made in Dissolution. Each Member shall only be entitled to look solely to the Assets for the distributions provided for under Section 6.6(d) and shall have no recourse for its Capital Account, Capital Contribution and/or share of Net Income (upon dissolution or otherwise) against any other Member. For the avoidance of doubt, no Member shall be obligated to make any payment to the Company with respect to a deficit balance in its Capital Account.

ARTICLE 7
TRANSFER AND ASSIGNMENT

7.1 Consent Required for Transfer. No Member shall be entitled to directly or indirectly (which shall include direct or indirect transfers of interests in Members which are entities and of interests in the owners of such entities, and the owners of such owners, and so on, but shall not include the direct transfer of securities of an entity listed on a national securities exchange) pledge, sell, assign, transfer or otherwise dispose of all or any portion of any of such Member's Units in the Company, involuntarily or voluntarily, by operation of law or otherwise (but not including as a result of death, divorce or bankruptcy), without the written consent of the Manager; provided, however, that the Manager's consent shall not be unreasonably withheld with respect to a transfer of vested Units by a Member to its Permitted Transferees. It shall be a condition to any transfer by a Member of any of its Units in the Company, which may be permitted hereunder, that the transferee assume by operation of law or express agreement all of the obligations of the transferor under this Agreement with respect to such transferred interest. Notwithstanding the foregoing, a transfer by StartUp Health Fund in whole or in part to an Affiliate of the StartUp

Health Fund shall be a permitted transfer (a "Permitted SUH Transfer") and shall not require the written consent of the Manager. For purposes of this Section, an Affiliate of StartUp Health Fund shall include the general or limited partner of StartUp Health Fund, its manager, any parent, subsidiary or Affiliate entity of such or an entity under common control, including StartUp Health, LLC and any Fund owned or managed by an Affiliate.

7.2 Additional Requirements and Effects for Transfers. In addition to the consent required by Section 7.1 hereof, transfers of Units in the Company by any Member shall be subject to the provisions of this Section 7.2.

(a) No transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor are assumed by a successor corporation by operation of law) shall relieve the transferor of its obligations under this Agreement or constitute the assignee a Member without the approval of the Manager. Upon such transfer and approval, the transferee shall be admitted as a Member and shall succeed to all of the rights of the transferor Member under this Agreement in the place and stead of such transferor Member (which succession, in the event of a pledge, may be entered into and become effective at the time of foreclosure or other realization of such pledge). Any transferee, whether or not admitted as a substituted Member, shall succeed to the obligations of the transferor hereunder (unless such transfer is a pledge, encumbrance, hypothecation or mortgage or except as otherwise provided herein) and all references to such transferee-Member shall be subject to the terms of this agreement applicable to the transferor. For avoidance of any doubt, a transferee shall succeed to the Capital Commitment, Capital Contributions and distributions of the transferor with respect to the transferred interests. Notwithstanding the foregoing, a transfer by StartUp Health Fund to an assignee, pursuant to a Permitted SUH Transfer shall constitute the assignee a Member and shall not require the the approval of the Manager.

(b) Any transferee who is not admitted as a Member in accordance with subparagraph (a) above shall be considered an assignee for purposes of this Agreement. An assignee shall be deemed to have had assigned to it, and shall be entitled to receive, distributions from the Company and the share of Net Income, Net Loss, and any other items of income, gain, loss, deduction and credit of the Company and rights attributable to the Units in the Company assigned to such transferee, but shall not be deemed to be a Member for any other purpose under this Agreement, and shall not be entitled to vote such Units in the Company in any matter presented to the Members for a vote (if any). In the event any such transferee desires to make a further assignment of any such Units in the Company, such transferee shall be subject to all the provisions of this Article 7 to the same extent and in the same manner as any Member desiring to make an assignment of its Units in the Company.

(c) The Members acknowledge that the Units in the Company have not been registered under any federal or state securities laws and, as a result thereof, they may not be sold or otherwise transferred, except in compliance with such laws. Notwithstanding anything to the contrary contained in this Agreement, no Units in the Company may be sold or otherwise transferred unless such transfer is exempt from registration under any applicable securities laws or such transfer is registered under such laws, it being acknowledged that the Company has no obligation to take any action which would cause any such interest in the Company to be so registered.

7.3 Effect of Prohibited Assignment. Any attempted or purported assignment, sale, exchange, disposal or other transfer in violation of this Article 7 shall be null and void ab initio and shall not bind or be recognized by the Company.

7.4 Withdrawal. No Member may withdraw from the Company without the prior written consent of the Manager, which consent may be withheld for any reason. Any Member withdrawing in contravention of this Section 7.4 shall indemnify, defend and hold harmless the Company and all other Members from and against any losses, expenses, judgments, fines, settlements or damages suffered or incurred by the Company or any such other Member arising out of or resulting from such resignation.

7.5 Certain Transfers Prohibited. Notwithstanding anything to the contrary in this Agreement, if the Manager reasonably determines that an attempted or purported assignment, sale, exchange, disposal or other transfer pursuant to this Article 7 could cause the Company to be treated as a "publicly traded partnership" that would be subject to tax as a corporation for U.S. Federal income tax purposes, such purported transfer shall be void in accordance with Section 7.3 hereof.

7.6 Right of First Refusal. Each time a Member proposes to Transfer all or any part of such Member's Unit (or as required by operation of law or other involuntary Transfer to do so) other than to Permitted Transferees, such Member shall first offer such Unit to the Company in accordance with the following provisions:

(a) Such Member shall deliver a written notice ("Option Notice") to the Company stating (i) such Member's bona fide intention to Transfer such Unit, (ii) the portion of the Unit to be transferred (the "Transferred Interest"), (iii) the purchase price and terms of payment for which the Member proposes to Transfer such Unit and (iv) the name and address of the proposed transferee.

(b) Within fifteen (15) days after receipt of the Option Notice, the Company shall have the right, but not the obligation, to elect to purchase all, but not less than all, of the Transferred Interest upon the price and terms of payment designated in the Option Notice. If the Option Notice provides for the payment of non-cash consideration, the Company may elect to pay the consideration in cash equal to the good faith estimate of the present fair market value of the non-cash consideration offered as determined by the Manager. If the Company elects to exercise such right within such fifteen (15) day period, the Company shall give written notice of that fact to the transferring Member.

(c) If the Company elects to purchase all, but not less than all, of the Transferred Interest designated in the Option Notice, then the closing of such purchase or purchases shall occur within fifteen (15) days of delivery of such notice to the transferring Member. The transferring Member and the Company, as applicable, shall execute such documents and instruments and make such deliveries as may be reasonably required to consummate such purchase.

(d) If the Company elects not to purchase or obtain, or default in its obligation to purchase or obtain, all of the Transferred Interest designated in the Option Notice, then the

transferring Member may Transfer the portion of the Transferred Interest described in the Option Notice not so purchased, to the proposed transferee, providing such Transfer (i) is completed within thirty (30) days after the expiration of the Company's right to purchase such Transferred Interest, (ii) is made on terms no less favorable to the transferring Member than as designated in the Option Notice, and (iii) complies with the applicable requirements of Section 7.1, Section 7.4 and this Section 7.6, securities and tax requirements; it being acknowledged by the Members that compliance with Sections 7.6(a)-(d) does not otherwise entitle a Member to Transfer his or her Unit other than as provided in this Agreement. If the Transferred Interest is not so transferred pursuant to the terms of the Option Notice (and giving effect to Section 7.8), the transferring Member must give notice in accordance with this Section 7.6 prior to any other or subsequent transfer of such Transferred Interest.

(e) Notwithstanding the foregoing, a Permitted SUH Transfer shall not be subject the right of first refusal obligations of this Section 7.6.

7.7 Drag Along Right.

(a) If there is an offer from a Person who is not an Affiliate of any Member or Manager to purchase all of the Company's assets or all of the Units and if the terms of such sale are approved by the Manager and a Majority Interest (a "Sale Transaction"), all Members and the Company shall execute and deliver such instruments of conveyance and transfer and take such other action, including executing any purchase agreements, merger agreements, indemnity agreements, escrow agreements or related documents as the may reasonably be required in connection with the Sale Transaction.

(b) In furtherance of the provisions of this Section 7.7, each Member hereby: irrevocably appoints any designee appointed by the Manager as its agent and attorney-in-fact (the "Sales Agent"), with full power of substitution, to execute all agreements, instruments and certificates and take all actions necessary or desirable to effectuate any Sale Transaction hereunder; and grants to the Sales Agent a proxy (which shall be deemed to be coupled with an interest and irrevocable) to vote and exercise any consent rights of the Member applicable thereto in favor of any Sale Transaction hereunder. For the avoidance of doubt, net proceeds from any Sale Transaction shall be distributed to the Members in the priorities provided in Section 6.6. Notwithstanding the foregoing, in the case of StartUp Health Fund, the powers of the Sale Agent shall be limited to only Sales Transactions in which, as part of the terms and conditions, do not include non-compete or non-solicitation provisions, without the express written consent of StartUp Health Fund.

(c) Notwithstanding the foregoing, the Drag-along rights and obligations of StartUp Health Fund with respect to shares held by StartUp Health Fund shall not be applicable in connection with a Sale Transaction in which, as part of the terms and conditions, include non-compete or non-solicit provisions without the express written consent of StartUp Health Fund.

7.8 Tag Along Rights.

(a) If the Company does not exercise the Company's right of first refusal as described in Section 7.6, at least fifteen (15) days prior to any transfer of the Transferred Interest

by any Member (other than a Transfer to a Permitted Transferee), such transferring Member shall deliver a written notice (the "Sale Notice") to the other Members who hold Class A Units (the "Other Members"), specifying in reasonable detail the Units to be transferred and the price and other terms and conditions of the Transfer. The Other Members may elect to participate in the contemplated Transfer by delivering written notice to the transferring Member within 15 days after delivery of the Sale Notice, and failure to deliver any such notice shall be deemed a waiver of rights under this Section 7.8 with respect to such Transfer. The aggregate consideration to be received by each Member in such Transfer shall be based upon the pro rata share represented by the Units requested to be included by each Member relative to the pro rata share of all Units participating in such Transfer held by the Members participating in such Transfer. If no Other Member has elected to participate in the contemplated Transfer (through notice to such effect or expiration of the fifteen (15) day period after delivery of the Sale Notice), then the transferring Member may, during the forty-five (45) day period immediately following the date of the delivery of the Sale Notice, Transfer the Units specified in the Sale Notice at a price and on terms no more favorable in the aggregate to the transferee(s) thereof than specified in the Sale Notice. Any Units identified in the Sale Notice but not transferred within such forty-five (45) day period shall be subject to the provisions of this Section 7.8 upon subsequent Transfer. Notwithstanding the foregoing, a Permitted SUH Transfer shall not be subject the tag along obligations of this Section 7.8.

(b) No transferring Member shall Transfer any of its Units pursuant to this Section 7.8 to any prospective transferee if such prospective transferee(s) declines to allow the participation of the Other Members who have elected to participate in such Transfer in accordance with this Section 7.8, unless such transferring Member or its designee acquires the Units that otherwise would have been sold in such Transfer for the price and on the terms that such other Member would have been entitled to receive had such other Member(s) sold the Units such Member was entitled to sell in such Transfer. Each Member transferring Units pursuant to this Section 7.8 (including in respect of the Transfer to the transferring Member or its designees referenced in the immediately foregoing sentence) shall pay its pro rata share of the expenses incurred by the Members in connection with such Transfer and shall be obligated to join based on its pro rata share in any indemnification or other obligations that the transferring Member agrees to provide in connection with such Transfer (other than any such obligations that relate specifically to a particular Member such as indemnification with respect to representations and warranties given by a Member regarding such Member's title to and ownership of Units); provided that (i) no Member shall be obligated in connection with such Transfer to agree to indemnify or hold harmless the transferees with respect to an amount in excess of the cash proceeds to which such Member is entitled in such Transfer, or to make indemnity payments in excess of the net cash proceeds paid to such Member in connection with such Transfer; and (ii) any escrow proceeds of any such transaction shall be withheld on a pro rata basis, based on proceeds to be received, among all Members who participate in the Transfer.

7.9 Market Stand-off Agreement. A Member will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its capital stock or any other equity securities (the "Shares") under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering, or such other

period not to exceed an additional thirty-four (34) days as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any of the Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares, in cash, or otherwise.

ARTICLE 8
GENERAL PROVISIONS

8.1 Definitions. Except as otherwise herein expressly provided, the following terms and phrases shall have the meanings as set forth below:

"Act" shall have the meaning set forth in the Recitals to this Agreement.

"Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of any relevant Allocation Period and after giving effect to the following adjustments:

(a) credit to such Capital Account any amounts which such Member is obligated or is treated as obligated to restore with respect to any deficit balance in such Capital Account pursuant to Section 1.704-1(b)(2)(ii)(c) of the Regulations, or is deemed to be obligated to restore with respect to any deficit balance pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the requirements of the alternate test for economic effect contained in Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Affiliate" shall mean: (i) any Person directly or indirectly controlling, controlled by or under common control with another Person, (ii) a Person owning or controlling more than fifty percent (50%) of the outstanding voting securities of such other Person, (iii) any officer, director, member or partner of such Person referred to in clauses (i) or (ii) above, and (iv) if such other Person is an officer, director or partner, any company for which such Person acts in any such capacity; provided, that, notwithstanding the foregoing, no Member and its Affiliates (other than the Company) shall be considered an Affiliate of any other Member and its Affiliates solely by virtue of their ownership or control of the Company.

"Agreement" shall mean this instrument comprising the Limited Liability Company Agreement of the Company, as amended, modified, supplemented or restated from time to time.

"Allocation Period" shall mean each fiscal year or other period for which the Company is required to allocate Net Income, Net Losses and other items of Company income, gain, loss, deduction or other items pursuant to Article 5 hereof.

"Assets" shall mean all real and personal property acquired by the Company, including cash, and any improvements thereto, and shall include both tangible and intangible property.

"Business Day" shall mean any day that is not a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

"Capital Account" shall mean, as to any Member, a book account maintained in accordance with the following provisions:

(a) To each Member's Capital Account there shall be credited the amount of cash contributed by the Member, the initial Gross Asset Value of any other asset contributed by such Member to the capital of the Company (net of liabilities secured by contributed property that the Company assumes or takes subject to), such Member's distributive share of Net Income and any other items in the nature of income or gain allocated to such Member, pursuant to Sections 5.1 and 5.4 hereof, and the amount of any Company liabilities assumed by the Member or secured by the Assets distributed to such Member;

(b) To each Member's Capital Account there shall be debited the amount of cash distributed to the Member, the Gross Asset Value of any Company asset distributed to such Member pursuant to any provision of this Agreement (net of liabilities secured by such distributed property that the Member assumes or takes subject to), such Member's distributive share of Net Losses and any other items in the nature of expenses or losses that are allocated to such Member pursuant to Sections 5.1 and 5.4 hereof, and the amount of any Company liabilities assumed by the Member or secured by the Assets contributed by such Member; and

(c) In the event that all or a portion of a Member's interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred interest.

In the event that the Gross Asset Values of the Assets are adjusted, as contemplated in subparagraph (b) or (c) of the definition of "Gross Asset Value," the Capital Accounts of the Members shall be adjusted to reflect the aggregate net adjustments as if the Company sold all of its properties for their Fair Market Values and recognized gain or loss for federal income tax purposes equal to the amount of such aggregate net adjustment.

The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or any Members), are computed in order to comply with such Regulations, the Manager may make such modification. The Manager also shall in good faith (x) make any adjustments that are necessary or appropriate to maintain equality between the

Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (y) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

"Capital Contribution" shall mean, with respect to any Member, the amount of cash contributed to the capital of the Company, and the initial Gross Asset Value of any Contributed Assets (other than the Assets) (net of liabilities secured by such property that the Company assumes or takes subject to).

"Cause" shall mean that a Member (a) is convicted of or enters into a plea of nolo contendere with respect to (1) an act or omission that constitutes a "bad actor" disqualifying event as set forth in Securities Act Rule 506(d), or (2) if the Member is an individual, a felony charge; or (b) has engaged in a violation of applicable law that has a material adverse effect on the Company or an act or omission constituting gross negligence, willful misconduct, gross insubordination in connection with such Member's services to the Company or an Affiliate of the Company; or (c) has committed a material breach of this Agreement or any employment agreement with the Company or its Affiliates, which breach continues uncured ten (10) days after written notice of the breach thereof is given to such Member.

"Certificate of Formation" shall have the meaning set forth in the Recitals of this Agreement.

"Class A Units" shall have the meaning set forth in Section 3.1.

"Code" shall mean the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable Regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

"Company" shall have the meaning set forth in the Preamble to this Agreement.

"Company Minimum Gain" shall have the meaning set forth in Section 1.704-2(b)(2) of the Regulations for "partnership minimum gain". The amount of Company Minimum Gain (and any net increase or decrease thereof) for an Allocation Period shall be determined in accordance with the rules of Section 1.704-2(d) of the Regulations.

"Contributed Assets" shall mean any property or other asset, in such form as may be permitted by the Act, but excluding cash, contributed to the Company.

"Depreciation" shall mean, with respect to any asset of the Company for each Allocation Period, an amount equal to the depreciation, amortization or other cost recovery deduction, as the case may be, allowed or allowable for federal income tax purposes in respect of such asset for such Allocation Period, except that if the Gross Asset Value of an asset differs from its adjusted tax basis for federal income tax purposes at the beginning of such Allocation Period, Depreciation shall be an amount that bears the same ratio to such beginning book value as the federal income tax depreciation, amortization or other cost recovery deduction for such Allocation Period bears to such beginning adjusted tax basis and if such adjusted tax basis is zero, the Depreciation shall

be based on the method of depreciation, amortization or other cost recovery deduction utilized in preparing the financial statements of the Company.

"Fair Market Value" shall mean the amount that an informed and willing purchaser under no compulsion to buy would pay to acquire the property of the Company, Unit in the Company, or the Company itself (as the context requires) in an arm's length transaction in which an informed and willing seller under no compulsion to sell would accept for such property in an arm's length transaction and, except as otherwise provided herein, as determined by the Manager in his or her sole discretion (and with the aid of a formal third party valuation report when deemed necessary or advisable by the Manager in his or her sole discretion in order to apply the terms of this Agreement or comply with applicable laws).

"Family Members" shall mean an individual who is the spouse (or ex-spouse in the case of a divorce), sibling, parent or lineal descendent (including any individual related by legal adoption prior to such adopted individual reaching eighteen years of age) of a Member or a direct or indirect owner of a Member that is a natural person

"Fiscal Year" shall have the meaning set forth in Section 4.5.

"Governmental Authority" shall mean any legislature, court, tribunal, arbitrator, authority, agency, department, commission, division, board, bureau, branch, official or other instrumentality of the U.S., or any domestic state, county, city, tribal or other political subdivision, governmental department or similar governing entity, and including any governmental, quasi-governmental, regulatory, administrative or non-governmental body exercising similar powers of authority.

"Grant Agreement" shall have the meaning set forth in Section 3.7(a).

"Gross Asset Value" shall mean, with respect to any asset of the Company, such asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset at the time of its contribution as determined by the Manager;

(b) The Gross Asset Values of all the Assets shall be adjusted to equal their respective gross Fair Market Values (taking Section 7701(g) of the Code into account), as determined by the Manager, immediately prior to the following events: (i) a Capital Contribution (other than a de minimis Capital Contribution) to the Company by a new or existing Member as consideration for a Unit; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for the redemption of a Unit; and (iii) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations; provided, however, that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Manager determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Values of the Assets distributed to any Member shall be the gross Fair Market Values (taking Section 7701(g) of the Code into account) of such Assets as of the date of distribution; and

(d) The Gross Asset Values of the Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Assets pursuant to Section 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Manager reasonably determines that an adjustment pursuant to subparagraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

At all times, Gross Asset Values shall be adjusted by any Depreciation taken into account with respect to the Assets for purposes of computing Net Income and Net Loss. Any adjustment to the Gross Asset Values of Company property shall require an adjustment to the Member's Capital Accounts.

"Incentive Units" shall have the meaning set forth in Section 3.1.

"Indemnitee" shall have the meaning set forth in Section 8.15(a).

"Laws" shall mean all federal, state and local statutes, laws (including common law), rules, regulations, codes, orders, ordinances, licenses, writs, injunctions, judgments, awards (including, without limitation, awards of any arbitrator) and decrees and other legally enforceable requirements enacted, adopted, issued or promulgated by any Governmental Authority.

"Majority Interest" shall mean, as of any date, Members holding at least two thirds (2/3) of the Class A Units.

"Member" shall have the meaning set forth in the Preamble to this Agreement.

"Member Nonrecourse Debt" shall have the meaning set forth in Section 1.704-2(b)(4) of the Regulations for "partner nonrecourse debt".

"Member Nonrecourse Deductions" shall have the meaning set forth in Section 1.704-2(i)(2) of the Regulations for "partner nonrecourse deductions" and the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt shall be determined in accordance with the rules of Section 1.704-2(i) of the Regulations.

"Membership Interest" shall mean an equity ownership interest in the Company (including an Incentive Unit) which shall entitle any record owner who is validly admitted as a Member of the Company as provided herein to the rights and privileges (and subject its holder to the burdens) associated with such Membership Interest as set forth herein and in the Act.

"Minimum Gain Attributable to Member Nonrecourse Debt" shall mean "partner nonrecourse debt minimum gain" as determined in accordance with Section 1.704-2(i)(2) of the Regulations.

"Net Available Cash" shall mean, as of any date of determination, the following, without duplication:

(a) all cash or cash equivalent amounts collected or received by the Company from any and all sources (other than Capital Contributions) on hand at such time, less

(b) the amounts reserved for payment of costs, including capital costs and operating costs and expenses (including costs and administrative expenses), production taxes and other applicable taxes and similar amounts, debt service or other reserves determined by the Manager in his sole discretion.

"Net Income" or "Net Losses" shall mean, for each Allocation Period, an amount equal to the Company's taxable income or loss for such year or period as determined for federal income tax purposes in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a) of the Code shall be included in taxable income or loss), with the following adjustments (without duplication):

(a) Any income received by the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income or Net Losses pursuant to this definition of "Net Income" or "Net Loss" shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code including amounts paid or incurred to organize the Company (unless an election is made pursuant to Section 709(b) of the Code) or to promote the sale of interests in the Company and any losses incurred in connection with the sale or exchange of Company property disallowed pursuant to Section 267(a)(1) or Section 707(b) of the Code shall be subtracted from such taxable income or loss;

(c) In lieu of depreciation, depletion, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Period, computed in accordance with the definition of Depreciation;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of such property rather than its adjusted tax basis;

(e) In the event the Gross Asset Value of any Asset is adjusted pursuant to subparagraph (b) or (c) of the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the Asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the Asset) from the disposition of such Asset and shall be taken into account for purposes of computing Net Income or Net Loss;

(f) To the extent an adjustment to the adjusted tax basis of any Asset pursuant to Section 734(b) of the Code is required, pursuant to Section 1.704-(b)(2)(iv)(m)(4) of the Regulations, to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the Asset) or loss (if the adjustment decreases such Basis) from the disposition of such Asset and shall be taken into account for purposes of computing Net Income or Net Loss.

Notwithstanding any other provision of this definition of "Net Income" and "Net Losses," any items specially allocated pursuant to Section 5.4 and Section 5.7 hereof shall not be taken into account in computing Net Income or Net Loss.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 5.4 and Section 5.7 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (a) through (f) above.

"Nonrecourse Deductions" shall have the meaning set forth in Sections 1.704-2(b)(1) and (c) of the Regulations and shall be determined in accordance with Section 1.704-2(c) of the Regulations.

"Option Notice" shall have the meaning set forth in Section 7.6(a).

"Other Indemnification Agreement" shall mean one or more certificate or articles of incorporation, by-laws, limited liability company operating agreement, limited partnership agreement and any other organizational document, and insurance policies maintained by any Member or Affiliate thereof providing for, among other things, indemnification of and advancement of expenses for any Indemnitee for, among other things, the same matters that are subject to indemnification and advancement of expenses under this Agreement.

"Other Members" shall have the meaning set forth in Section 7.8(a).

"P Series" shall have the meaning set forth in Section 3.7(b).

"Percentage Interest" shall mean, as to a Member in such capacity, the percentage determined by dividing (i) the number of Units of which such Member is the record owner by (ii) the total number of issued and outstanding Units, as set forth next to such Member's name on Exhibit A hereto, as amended from time to time.

"Permitted Transferee" shall mean with respect to a Member or a direct or indirect owner of a Member (i) a trust primarily for the benefit of the original transferring Member or the direct or indirect owner of the original transferring Member and/or such Person's respective Family Members, but only if the trustee of such trust is at all times (1) the original transferring Member or the direct or indirect owner of the original transferring Member or (2) the executor, administrator or trustee of the original transferring Member or the direct or indirect owner of the original transferring Member; (ii) any corporation, limited liability company, general partnership, or limited partnership in which all of each class of ownership interest in such entities at all times is owned by the original transferring Member or the direct or indirect owner of the original transferring Member and/or such Person's Family Members, and such entity is at all times controlled by (1) the original transferring Member or the direct or indirect owner of the original transferring Member or (2) the executor, administrator or trustee of the original transferring Member or the direct or indirect owner of the original transferring Member; (iii) any natural person who is a Member or a direct or indirect owner of a Member; and (iv) the executors, administrators, testamentary trustees, legatees or beneficiaries of a Member or a direct or indirect owner of a Member pursuant to a will or the laws of intestate succession; provided, that, for the avoidance of doubt, a direct or indirect owner of a Unit that is a Permitted Transferee may only transfer a Unit

to a transferee that would itself be a Permitted Transferee of the original transferring Member or direct or indirect owner of the original transferring Member.

"Person" or "Persons" shall mean any natural person or entity, including any general partnership, limited partnership, limited liability company, corporation, joint venture, joint stock company, foundation, trust, business trust, unincorporated organization, real estate investment trust or association.

"Purchase Notice" shall have the meaning set forth in Section 3.8(b).

"Purchase Right" shall have the meaning set forth in Section 3.8(b).

"Purchase Value" shall have the meaning set forth in Section 3.8(b).

"Regulations" or "Treasury Regulations" shall mean the temporary and final income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Revised Partnership Audit Procedures" means the provisions of Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114-74 (together with any subsequent amendments thereto, Regulations promulgated thereunder, and published administrative interpretations thereof).

"Safe Harbor" shall have the meaning set forth in Section 5.9.

"Safe Harbor Revenue Procedure" shall have the meaning set forth in Section 5.9.

"Tax Distributions" shall mean those distributions made to the Members pursuant to Section 5.2(b).

"Tax Matters Representative" shall have the meaning set forth in Section 5.8.

"Termination Event" shall have the meaning set forth in Section 3.8(a).

"Threshold Amount" shall have the meaning set forth in Section 3.7(d).

"Units" shall have the meaning set forth in Section 3.8(b)1.

"Unpaid Indemnity Amounts" shall mean any amount that the Company fails to indemnify or advance to an Indemnitee as required by Section 8.15 of this Agreement.

8.2 Notices. Any notice, election or other communication provided for or required by this Agreement shall be in writing and shall be deemed to have been given when actually delivered or, whether or not delivered, five days following deposit with the United States Postal Service, certified or registered, return receipt requested, postage prepaid, or one day after delivery by e-mail or facsimile, or two (2) days after deposit with an overnight delivery service, and in all cases properly addressed to the persons to whom such notice is intended to be given at the respective addresses set forth in Exhibit A hereto, or, in the case of the Company, in Section 1.2 above, or at

such other address as any such person for himself may have previously furnished or may hereafter furnish in writing to the Company and each Member; provided, however, that if transmission by e-mail or facsimile occurs on a day other than a Business Day, delivery shall be deemed to occur on the first Business Day thereafter.

8.3 Controlling Law. This Agreement and all questions relating to its validity, interpretation, performance and enforcement (including, without limitation, provisions concerning limitations of actions), shall be governed by and construed in accordance with the laws of the State of Delaware, notwithstanding any conflict-of-laws doctrines of such state or other jurisdiction to the contrary. In particular, in the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act and the Certificate of Formation, the Act and the Certificate of Formation, in that order, shall control.

8.4 Dispute Resolution. To the extent feasible, the parties desire to resolve any controversies or claims arising out of or relating to this Agreement through discussions and negotiations between each other. All parties agree to attempt to resolve any disputes, controversies or claims arising out of or relating to this Agreement by face-to-face negotiation with the other party. If, after good faith discussions, such controversies or claims cannot be resolved solely between the parties, the parties may agree upon any type of formal or informal dispute resolution that is feasible under the circumstances, including referral of any such dispute, controversy or claim to any third party for resolution.

8.5 **WAIVER OF JURY TRIAL. THE COMPANY, THE MANAGERS AND THE MEMBERS HEREBY KNOWINGLY, IRREVOCABLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS EACH MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING, COUNTERCLAIM OR DEFENSE BASED ON THIS AGREEMENT, OR ARISING OUT OF, UNDER OR IN ANY WAY CONNECTED TO THIS AGREEMENT OR THE COMPANY, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO RELATING TO THE COMPANY OR THIS AGREEMENT.**

8.6 Execution of Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

8.7 Severability. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other provision or provisions may be invalid or unenforceable in whole or in part.

8.8 Parties in Interest.

(a) This Agreement has been made solely for the benefit of the parties to the Agreement, and their respective successors and permitted assigns.

(b) Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and permitted assigns.

(c) Nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement.

8.9 Entire Agreement. This Agreement, and the StartUp Health Moonshot Academy Participation Terms and Conditions and/or the StartUp Health Moonshot Academy Acceptance Letter (together, the "StartUp Health Participation Agreements"), embodies the entire understanding of the parties with respect to the subject matter of this Agreement, and replaces all prior oral or written communications between the parties related to the subject matter of this Agreement. To the extent a conflict arises as between this Agreement and the StartUp Health Participation Agreements, the StartUp Health Participation Agreements shall govern.

8.10 Amendment or Modification. The Manager, without the consent of any Member, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith; provided, that without the consent of each Member directly affected thereby, no amendment shall modify the limited liability of a Member or adversely and disproportionately affect the right or preference of any Member (other than in connection with the issuances of Units) without the consent of the Members holding a majority of the Units directly affected thereby. Notwithstanding the foregoing, no modification or amendment to this Agreement may be made the effect of which would adversely affect or impair any of the rights of StartUp Health Fund embodied in the StartUp Health Participation Agreements or herein except with the prior express written consent of StartUp Health Fund.

8.11 Paragraph and Section Headings. The paragraph and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

8.12 Gender, Etc. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. The term "including" shall mean "including, but not limited to."

8.13 Number of Days. In computing the number of days (other than Business Days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which banks in New York, New York are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

8.14 Exculpation. The Members and their Affiliates shall have no liability to the Company, to any other Members, to the creditors of the Company or to any other third party, for the debts, liabilities, commitments or other obligations of the Company or for any loss suffered by the Company which arises out of any action or inaction of the Member or its Affiliates if such course of conduct did not constitute fraud, gross negligence or willful misconduct of the Member or Affiliate. Each Member shall be liable only to make the Capital Contributions to the Company

as and when required by this Agreement and the other payments required to be made by such Member under the Act or this Agreement.

8.15 Indemnification.

(a) The Company shall indemnify and hold harmless the Members, the officers, the Company's employees and the Members' respective Affiliates, directors, officers, employees, agents and assigns (each an "Indemnitee") from any loss or damage incurred by such Indemnitees in connection with the claims of third parties, the Company and its Affiliates (including another Member) regarding the Assets or the Business of the Company, including costs and reasonable attorneys' fees and any amounts expended in the settlement of any claims or loss or damage to the fullest extent of Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said Delaware law); provided that any such indemnification shall be recoverable only from the Assets and not from the assets of the Members, and provided, further, no Indemnitee shall be indemnified for conduct constituting gross negligence or willful misconduct. Further, no Member or Affiliate shall have any liability to any other Member by reason of any disallowed deduction, allocation or determination if, upon audit, the Internal Revenue Service disallows any deduction or allocation taken by the Company or determines that the Company should be taxed as an association taxable as a corporation. The Company shall advance reasonable indemnification expenses to any party seeking indemnification hereunder provided that the Company receives a written undertaking by such party (or on behalf of such party by the control persons thereof) to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that such party was not entitled to be indemnified by the Company as authorized in this Section 8.15. No Member shall be required to contribute additional capital to the Company to allow it to meet its indemnification obligations under this Section 8.15, it being acknowledged that such obligation is to be satisfied out of the Assets and insurance of the Company.

(b) The Company acknowledges and agrees that the obligation of the Company under this Agreement to indemnify or advance expenses to any Indemnitee for the matters covered thereby shall be the primary source of indemnification and advancement of such Indemnitee in connection therewith and any obligation on the part of any Indemnitee under any Other Indemnification Agreement to indemnify or advance expenses to such Indemnitee shall be secondary to the Company's obligation and shall be reduced by any amount that the Indemnitee may collect as indemnification or advancement from the Company. If the Company fails to indemnify or advance expenses to an Indemnitee as required or contemplated by this Agreement, and any Person makes any payment to such Indemnitee in respect of indemnification or advancement of expenses under any Other Indemnification Agreement on account of such Unpaid Indemnity Amounts, such other Person shall be subrogated to the rights of such Indemnitee under this Agreement in respect of such Unpaid Indemnity Amounts.

(c) The Company, as an indemnifying party from time to time, agrees that, to the fullest extent permitted by applicable Law, its obligation to indemnify Indemnitees under this Agreement shall include any amounts expended by any other Person under any Other Indemnification Agreement in respect of indemnification or advancement of expenses to any

Indemnitee in connection with any Proceedings to the extent such amounts expended by such other Person are on account of any Unpaid Indemnity Amounts.

(d) For the avoidance of doubt, the foregoing provisions of this Section 8.15 shall not limit any obligation of the Members set forth elsewhere under this Agreement (including under Section 5.8).

8.16 Confidential Information/Publicity.

(a) The Members acknowledge that they may receive information from or regarding the Company in the nature of trade secrets or that otherwise is confidential information or proprietary information (as further defined below in this Section 8.16, "Confidential Information"), the release of which would be damaging to the Company or Persons with which the Company conducts business. Each Member shall hold in strict confidence any Confidential Information that such Member receives, and each Member shall not disclose such Confidential Information to any Person (including any Affiliates) other than another Member or Officer of the Company, or otherwise use such information for any purpose other than to evaluate, analyze and keep apprised of the Company's assets and its interest therein and for the internal use thereof by a Member or its Affiliates, except for disclosures (i) to comply with any Laws (including applicable stock exchange or quotation system requirements), provided, that a Member must notify the Company promptly of any disclosure of Confidential Information which is required by Law, and any such disclosure of Confidential Information shall be to the minimum extent required by Law, (ii) to Affiliates, partners, members, stockholders, investors, directors, officers, employees, agents, attorneys, consultants, lenders, professional advisers or representatives of the Member or their Affiliates (provided, that such Member shall be responsible for assuring such partners', members', stockholders', investors', directors', officers', employees', agents', attorneys', consultants', lenders', professional advisers' and representatives' compliance with the terms hereof, except to the extent any such Person who is not a partner, member, stockholder, director, officer or employee has agreed in writing addressed to the Company to be bound by customary undertakings with respect to confidential and proprietary information similar to this Section 8.16(a), or to Persons to which that Member's interests in the Company may be transferred as permitted by this Agreement, but only if the recipients of such information have agreed to be bound by customary confidentiality undertakings similar to this Section 8.16(a), (iii) of information that a Member also has received from a source independent of the Company and that such Member reasonably believes such source obtained without breach of any obligation of confidentiality to the Company, (iv) of information obtained prior to the formation of the Company, provided, that this clause (iv) shall not relieve any Member or any of its Affiliates from any obligations it may have to any other Member or any of its Affiliates under any existing confidentiality agreement, (v) has been or becomes independently developed by a Member or its Affiliates or on their behalf without using any of the Confidential Information, (vi) is or becomes generally available to the public (other than as a result of a prohibited disclosure by such Member or its representatives), or (vii) to the extent the Company shall have consented to such disclosure in writing. Notwithstanding the foregoing, the Company acknowledges that StartUp Health Fund, its respective Affiliates, including, without limitation, any investment fund controlled by one or more general partners or managing members of StartUp Health Fund, and their respective general partner, managing members, directors, officers, employees and agents, may already possess, develop independently or in the future receive, information from third parties, that is similar to the Confidential Information and that such

information shall not be deemed Confidential Information subject to the provisions of this Agreement. StartUp Health Fund and its representatives shall not have any obligation to limit or restrict the assignment of its employees or consultants as a result of their having had access to Confidential Information, provided that any such employees or consultants who have been provided access to any Confidential Information are directed by StartUp Health Fund to maintain the confidence of such Confidential Information and not to use it in any manner that would be detrimental to the Company. In addition, the obligations of confidentiality herein are not applicable to StartUp Health Fund to the extent such disclosure and use of Confidential Information, including the existence of this Agreement, is for the sole purpose of providing resources to the Company and that such disclosure is limited to those employees and/or representatives of StartUp Health Fund with a need to know only to provide such resources and are advised of the confidential nature of such information or with respect to disclosure of the nature of the agreement to its stakeholders in connection with its reporting obligations. The term "Confidential Information" shall include this Agreement and any information pertaining to the Company's and its subsidiaries' business which is not available to the public, whether written, oral, electronic, visual form or in any other media, including, without limitation, such information that is proprietary, confidential or concerning the Company's ownership and operation of the assets or any related matter, including any actual or proposed operations or development project or strategies, other operations and business plans, actual or projected revenues and expenses, finances, contracts and books and records. This Section 8.16(a) is in addition to any confidentiality obligations in an employment or other service agreement between the Company and any Member or Manager.

(b) Press Releases and Publicity. No Member shall issue any press release or other publicity concerning the Company, the Assets or the other Members without the consent of the Manager, except where such public disclosure is required under the laws of any applicable jurisdiction. None of the Members shall use the name of another Member or any derivations thereof for any reason without such Member's prior written consent, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, this paragraph (b) shall have no application to any press release or public announcement of StartUp Health Fund in its ordinary course of business related to its StartUp Health Moonshot Academy Program.

8.17 Insurance. The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Person who is or was an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 8.15 or under applicable law.

8.18 Further Assurances. Each of the Members shall hereafter execute and deliver such further instruments and do such further acts and things as may be reasonably required or useful to carry out the intent and purpose of this Agreement and as are not inconsistent with the terms hereof.

8.19 Waiver of Partition. Each Member hereby waives any right such Member may have to partition its interest in the Company or any property of the Company or to seek the dissolution of the Company except as provided herein.

8.20 Representations and Warranties of Members. Each Member hereby represents and warrants and acknowledges that: (i) such Member is acquiring interests in the Company for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof; (ii) the interests in the Company have not been registered under the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified under applicable securities laws and the provisions of this Agreement have been complied with; (iii) the execution, delivery and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound and (iv) this Agreement is valid, binding and enforceable against such Member in accordance with its terms.

8.21 Binding Effect. This Agreement will be binding upon, and shall inure to the benefit of, the parties, and, subject to the provisions of this Agreement relating to transferability, their respective distributees, heirs, successors and assigns.

8.22 Power of Attorney. Each Member hereby constitutes and appoints the Manager with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his or its name, place and stead, to:

(a) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) this Agreement, all certificates and other instruments and all amendments thereof which the Manager deem appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (ii) all instruments which the Manager deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms, except to the extent such amendment, change, modification or restatement would adversely affect or impair any of the rights of StartUp Health Fund embodied in the StartUp Health Participation Agreements, in which case such amendment, change, modification or restatement shall require the express written consent of StartUp Health Fund; (iii) all conveyances and other instruments or documents which the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (iv) all instruments relating to the admission, withdrawal or substitution of any Member pursuant to Article 7;

(b) sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of the Manager, to evidence, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Members hereunder or is consistent with the terms of this Agreement and/or appropriate or necessary (and not inconsistent with the terms of this Agreement), in the reasonable judgment of the Manager, to effectuate the terms of this Agreement, except to the extent the result of such vote, consent, approval, agreement or action would adversely affect or impair any of the rights of StartUp Health Fund embodied in the StartUp Health Participation Agreements,

in which case such vote, consent, approval, agreement or action shall require the express written consent of StartUp Health Fund; and

(c) The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member and the transfer of all or any portion of his or its Membership Interest and shall extend to such Member's heirs, successors, assigns and personal representatives.

8.23 Counsel to Company. Counsel to the Company may also be counsel to the Manager or any Affiliate of the Manager. The Manager may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the Delaware Rules of Professional Conduct or similar rules in any other jurisdiction ("Rules"). The Company has initially selected Morgan, Lewis & Bockius LLP ("Company Counsel") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit written agreement to such effect between the Member and Company Counsel, and that in the absence of any such agreement Company Counsel shall owe no duties directly to a Member. Notwithstanding any adversity that may develop, in the event any dispute or controversy arises between any Members and the Company, or between any Members or the Company, on the one hand, and the Manager (or Affiliate of the Manager) that Company Counsel represents, on the other hand, then each Member agrees that Company Counsel may represent either the Company or the Manager (or his Affiliate), or both, in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation.

* * *

IN WITNESS WHEREOF, the Manager and Members have executed this Agreement below.

MANAGER:

____

MEMBER:

____

EXHIBIT A-1

Names and Addresses of Members of
Sen-Jam Pharmaceutical LLC
as of January 31, 2018

Name	**Address**	**Capital Contribution**	**Class A Units**	**Incentive Units***	**Percentage Interest**
Jacqueline Iversen	35 Fort Hill Drive Lloyd Harbor, NY 11743	$275,424	4,302,500		48.32%
James Iversen	35 Fort Hill Drive Lloyd Harbor, NY 11743	$275,424	4,302,500		48.32%
Thomas Dahl	P.O. Box 404 Guilford, CT 06437	$19,152	300,000		3.36%
Totals:		**$570,000**	**8,905,000**		**100%**

***Subject to vesting and other restrictions as provided in applicable Unit Grant Agreement. P Series Incentive Units are intended to be classified as profits interests for federal income tax purposes as described in Internal Revenue Service Revenue Procedure 93-27 and Section 3.7 of this Agreement. See the corresponding Exhibit B to the specific P Series of Incentive Units for the Threshold Amount applicable to such P Series of Incentive Units.**

EXHIBIT A-2

Names of Members of
Sen-Jam Pharmaceutical LLC
As of November 8, 2018

Number of Units – Authorized & Issued: 10,000,000

Name	Class A Units	Incentive Units*	Fully Diluted Ownership
Jacqueline Iversen	4,302,500		43.03%
James Iversen	4,302,500		43.03%
Thomas Dahl	300,000		3.000%
Christine Leonard		35,000	0.35%
Mike Scotti		35,000	0.35%
Christopher E. Poulin		7,500	0.08%
George E. Goetz		7,500	0.08%
Joris Verster		25,000	0.25%
Andrew Scholey		15,000	0.15%
John Patrick Weaver		15,000	0.15%
Gary Zammit		15,000	0.15%
Sandra Comer		10,000[1]	0.10%
Francis Farraye		10,000	0.10%
Douglas Hammond		40,000	0.40%
Maria Carell		30,000[2]	0.30%
Option Pool		**850,000**	**8.50%**
Total		**10,000,000**	**100.00%**

***Subject to vesting and other restrictions as provided in applicable Unit Grant Agreement. P Series Incentive Units are intended to be classified as profits interests for federal income tax purposes as described in Internal Revenue Service Revenue Procedure 93-27 and Section 3.7 of this Agreement. See the corresponding Exhibit B to the specific P Series of Incentive Units for the Threshold Amount applicable to such P Series of Incentive Units.**

[1] Units reserved for issuance but not yet issued.

[2] Units reserved for issuance but not yet issued.

EXHIBIT A-3

Names of Members of
Sen-Jam Pharmaceutical LLC
As of November 9, 2018

Number of Units – Authorized & Issued: 10,000,000

Name	Class A Units	Incentive Units*	Fully Diluted Ownership
Jacqueline Iversen	4,102,500		41.03%
James Iversen	4,102,500		41.03%
Thomas Dahl	300,000		3.00%
Christine Leonard		35,000	0.35%
Mike Scotti		35,000	0.35%
Christopher E. Poulin		7,500	0.08%
George E. Goetz		7,500	0.08%
Joris Verster		25,000	0.25%
Andrew Scholey		15,000	0.15%
John Patrick Weaver		15,000	0.15%
Gary Zammit		15,000	0.15%
Sandra Comer		10,000[3]	0.10%
Francis Farraye		10,000	0.10%
Douglas Hammond		40,000	0.40%
Maria Carell		30,000[4]	0.30%
StartUp Health Transformer Fund II, LP	400,000		4.00%
Option Pool		**850,000**	**8.50%**
Total		**10,000,000**	**100.00%**

***Subject to vesting and other restrictions as provided in applicable Unit Grant Agreement. P Series Incentive Units are intended to be classified as profits interests for federal income tax purposes as described in Internal Revenue Service Revenue Procedure 93-27 and Section 3.7 of this Agreement. See the corresponding Exhibit B to the specific P Series of Incentive Units for the Threshold Amount applicable to such P Series of Incentive Units.**

[3] Units reserved for issuance but not yet issued.

[4] Units reserved for issuance but not yet issued.

EXHIBIT B

JOINDER SIGNATURE PAGE TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY
AGREEMENT OF SEN-JAM PHARMACEUTICAL LLC

The undersigned, by execution of this signature page, agrees to be bound by that certain Amended and Restated Limited Liability Agreement dated as of November 9, 2018, as amended and restated from time to time (the "Agreement"), of Sen-Jam Pharmaceutical LLC (the "Company"), by and among the Company and its Manager(s) and Member(s) as defined in the Agreement, and agrees to be bound by all of the terms, conditions, representations and provisions, and shall be entitled to all of the benefits and privileges, of the Agreement as if the undersigned was an original party to the Agreement as a Member. The undersigned acknowledges receipt of a true, correct and complete copy of the Agreement and acknowledges that he, she or it has read and fully understands the terms and conditions thereof.

MEMBER:

Name: ______________________________

Address:_____________________________

Date:________________________________

SSN or EIN:__________________________

[SAMPLE]

EXHIBIT C

P-SERIES SECTION 3.7 THRESHOLD AMOUNT DESIGNATION

SERIES P-1

On [●], the Company granted [●] P Series Incentive Units, designated Series P-1 in accordance with Section 3.7 of the Agreement. Commensurate with such grant, the Manager determined that the Fair Market Value of the Company was [$570,000] and that the Threshold Amount associated with such new grant of Series P-1 Incentive Units is therefore [$570,000]. A summary of the methodology used by the Manager in calculating the Fair Market Value of the Company (including a summary of any valuation reports obtained to establish Fair Market Value) is set forth below.

Valuation Summary: [The Fair Market Value of the Company is based on the third-party valuation of the Intellectual Property described in the recitals to the Agreement].

IN WITNESS WHEREOF, and pursuant the Manager's approval and at the Manager's direction, the Company hereby amends the Agreement to include this Exhibit C.

SEN-JAM PHARMACEUTICAL LLC

By:_________________________________

Name:_______________________________

Title:________________________________

Date:________________________________